Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

July 28, 2008

By EDGAR and FAX

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:

Lundin Mining Corporation
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 001-33086

Dear Mr. Schwall:

Lundin Mining Corporation (the "Company") hereby acknowledges receipt of the comment letter, dated June 30, 2008, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Form 40-F (the "Form 40-F"). The Company hereby submits this letter in response. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

____________________

1.

We note the disclosure on page 29 of your Annual Report to Shareholders pertaining to your investment in Union Resources Ltd. and its development of the Mehdiabad zinc deposit in Iran. We also note the staff’s letter of September 26, 2007 and your October 16, 2007 response to that letter. Please confirm to us that since your letter of October 16, 2007 there has been no material change in your company’s business in or with Iran, Syria or Sudan. If this is not the case, please advise.

Response: We confirm that since the Company’s letter of October 16, 2007 there has been no material change in the Company’s business in or with Iran, Syria or Sudan.

2.

We note that you credit net proceeds from the sale of pre-production material against the related capitalized mineral property costs. For US GAAP purposes income from the sale of incidental exploration and development material should be reported as income earned during the development stage on your statements of operations. Please tell us why you have not disclosed this difference in accounting at Note 23.

Response: The only property of the Company that was in pre-production in fiscal 2007 was the Company’s Aljustrel mine in Portugal. As mentioned in the Company’s MD&A for the year ended December 31, 2007, the Company commenced the processing of run of mine ore on December 16, 2007 and approximately 190 tonnes of zinc in concentrate had been produced through December 31, 2007, however, no shipments of concentrates or sales had occurred through December 31, 2007. The realizable value of the concentrate produced was estimated at approximately US$200,000. The Company commenced processing of zinc using the newly refurbished lead circuits in the processing plant, with the plan of switching zinc production to the new zinc circuit, which remained under construction at December 31, 2007. This temporary measure was taken to allow for the processing of minimal amounts of ore which had been removed from the mine while the Company was completing underground development work prior to commencing mining operations. The amount and value of the ore removed from the mine and zinc produced was considered insignificant and the processing plant remained under construction. Accordingly, the Company concluded that the mine was still in pre-production for both US GAAP and Canadian GAAP purposes.

3.

We note you capitalize stripping costs incurred prior to the production phase. Tell us how you define the production phase for purposes of determining when you would capitalize versus expense stripping costs that you incur. In this regard we note your disclosure indicating you capitalize all "pre-production" expenditures until production rates of 70% of designed capacity are achieved.

For US GAAP purposes, the production phase of a mine is deemed to have begun when saleable minerals are extracted from an ore body, regardless of the level of production. Please refer to the guidance outlined in EITF 04-6, and explain to us why you believe your accounting for stripping costs does not differ from US GAAP, if that is your view.

Response: The only open pit operation owned by the Company where stripping activities would occur is the Company’s Aguablanca mine operation in Spain. The mine was in commercial operation at the time of its acquisition during the year ended December 31, 2007 and the operations were continued under the Company’s ownership. Accordingly, there were no pre-production stripping costs incurred by the Company and therefore there is no difference between US GAAP and Canadian GAAP to report.

With respect to your question concerning how the Company defines the production phase for the purpose of determining when the Company would capitalize versus expense stripping costs which are incurred, the Company currently treats all stripping costs as variable production costs, in accordance with the guidance under both EITF 04-06 (US GAAP) and EIC 160 (Canadian GAAP). Through December 31, 2007 there have been no stripping costs incurred in the pre-production phase or stripping costs which would represent a betterment as contemplated under EIC 160. As a result, the Company has had no requirement to consider whether any amounts should be capitalized or expensed.

____________________

The Company hereby acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in your review of the Company’s filings or in response to your comments on the Company’s filings.

Thank you for your review of this response letter. Please direct all questions or comments regarding this letter to Kevin Hisko, Corporate Secretary of the Company, at 1-604-646-3322 or Adam M. Givertz of Shearman & Sterling LLP, U.S. counsel to the Company, at 1-416-360-5134.

Yours truly,

LUNDIN MINING CORPORATION

/s/ Kevin E. Hisko
Kevin E. Hisko
Corporate Secretary

KEH/dml

cc:	Lundin Mining Corporation
Attn: Philip J. Wright (via email)
Attn: Board of Directors (via email)

Shearman & Sterling LLP
Attn: Adam M. Givertz (via email)

U.S. Securities and Exchange Commission
Attn: Jenifer Gallagher (via fax and EDGAR)
Attn: Karl Hiller, Branch Chief (via fax and EDGAR)